SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.            )(1)


                             Circuit Research Labs, Inc.
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                                (Name of Issuer)


                             Common Stock $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    17274320
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                                 (CUSIP Number)

                                   James S. Freedman
                              4455 E. Camelback Road Suite 1608
                                Phoenix, Arizona 85018
                                   (480)838-2242
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  September 30, 1999
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4  Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No.                              13D                   Page    of    Pages

17274320
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Charles Jayson Brentlinger

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         480,062 shares (308,812 purchased, 171,250 under contract to purchase, see note)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         480,062 shares (308,812 purchased, 171,250 under contract to purchase, see note)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                480,062 shares (308,812 purchased, 171,250 under contract to purchase, see note)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     62.43 (See note)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

CUSIP No.                              13D                   Page    of    Pages

17274320
________________________________________________________________________________
Item 1.  Security and Issuer.

This statement relates to common stock of Circuit Research Labs, Inc., an Arizona corporation, whose principal executive office is located at 2522 West Geneva Drive, Tempe, Arizona 85282.

________________________________________________________________________________
Item 2.  Identity and Background.

The following information is submitted with respect to the person filing this statement:

(a)  Charles Jayson Brentlinger, an individual.

(b)  Residence Address:  8402 East Jenan Drive, Scottsdale, Arizona 85260.

(c) Executive Officer, Brentlinger Broadcasting, Inc., 7434 East Stetson Drive, Suite 255, Scottsdale, Arizona 85251.

(d) Mr. Brentlinger has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Brentlinger has not, during the last five years, been a party to a Civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Brentlinger is a citizen of the United States.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

The consideration used and to be used to make the purchases will be the Private funds of Mr. Brentlinger. Mr. Brentlinger borrowed from an individual a portion of the $300,000 payment made at the time he entered into the Stock Purchase Agreement by which he agreed to purchase the stock. Mr. Brentlinger is obligated to repay that loan with his personal funds. Mr. Brentlinger does not anticipate the need to borrow any other funds to complete the purchases of stock for which he is obligated or to exercise the options to purchase which have been granted to him.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

Mr. Brentlinger purchased the stock of the issuer for the purpose of acquiring control of the issuer and causing it to reenter the business of manufacturing specialty audio and broadcasting equipment for radio and TV stations.
He intends to cause the issuer to rescind the existing resolution to dissolve. He is a member of the board of directors and an officer, but does not at this time intend to request any other changes in the membership of the board of directors or in the officers.
He does not at this time intend to request any changes in the corporate structure or capitalization of the issuer except those changes which are occasioned by his purchase of the issuers stock.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

Mr. Brentlinger currently owns 308,812 shares of the issuer which he purchased on September 30, 1999. He has entered into a Stock Purchase Agreement, a copy of which was attached as Exhibit A, to the original 13D filing on July 7, 1999 by which he has agreed to purchase a total of 171,250 shares of the issuer by September 30, 2000 for $428,125, which would then constitute 62.43 percent of the outstanding shares of the issuer. In addition, he has received a five year option to purchase an additional 500,000 shares of the issuer, which, if exercised in full, would cause him to own 77.24 percent of the outstanding shares of the issuer.

Mr. Brentlinger has sole power to vote or to direct the vote of 308,812 shares of the Issuer. Other than the transactions set forward here in he has not effected any transactions in the shares of the issuer in the last 60 days. No other person has or will have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares. (See
Note)

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Brentlinger has the obligation to purchase 171,250 shares for $428,125 of the Issuer pursuant to the Stock Purchase Agreement which was attached as Exhibit A to the origional 13D filing.Mr. Brentlinger has entered into a Stock Option Agreement by which he has granted an individual the right to purchase from him up to 10,000 shares of the stock of issuer, if and when acquired by Mr. Brentlinger, at any time during the next three years. Mr. Brentlinger has no other contracts, arrangements, understandings or relationships with respect to the securities of the issuer.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

N/A
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     October 12, 1999
                                                         (Date)


                                        /s/    Charles Jayson Brentlinger
                                        ----------------------------------------
                                                       (Signature)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


Note: Pursuant to a stock purchase agreement dated 6/28/99, a copy of which was filed as Exhibit A to the schedule D filed 7/7/99, Mr. Charles Jayson Brentlinger on 9/30/99 purchased a total of 308,812 shares from the Company and the Companys President.
This Stock purchase agreement provided that Mr. Charles Jayson Brentlinger must purchase 171,250 shares at $2.50 per share by 9/30/00. This purchase has not yet been made. Mr. Brentlinger disclaims any right to vote these 171,250 shares until they are paid for.